UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number 1-10706
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
COMERICA INCORPORATED PREFERRED SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COMERICA INCORPORATED
Comerica Bank Tower
1717 Main Street
MC 6404
Dallas, Texas 75201

Comerica Incorporated Preferred Savings Plan
Fiscal Year Ended December 31, 2007

Financial Statements and Supplemental Schedules
Comerica Incorporated Preferred Savings Plan
December 31, 2007 and 2006, and
Year Ended December 31, 2007
with Report of Independent Registered Public Accounting Firm

Comerica Incorporated
Preferred Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006, and
Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
The Audit Committee
Comerica Incorporated
We have audited the accompanying statements of net assets available for benefits of the Comerica Incorporated Preferred Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.
Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
May 21, 2008
Detroit, Michigan

Comerica Incorporated Preferred Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value:
Mutual and money market funds	$350,797,318	$306,331,451
Collective trust funds	287,385,768	266,290,580
Comerica Incorporated Common Stock	173,626,198	234,483,984
Participant loans	22,758,287	21,557,127

Total investments	834,567,571	828,663,142

Accrued income receivable	2,507,784	2,342,217
Employer contributions receivable	—	6,715,613

Net assets available for benefits	$837,075,355	$837,720,972

See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Participant contributions	$47,357,034
Employer contributions	19,609,396
Dividend and interest income	44,545,358
Other additions	1,136,280

Total additions	112,648,068

Deductions
Distributions to participants	68,353,005
Administrative expenses and other deductions	27,457

Total deductions	68,380,462

Net depreciation in fair value of investments	(44,913,223)

Net decrease for the year	(645,617)
Net assets available for benefits:
Beginning of year	837,720,972

End of year	$837,075,355

See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006, and
Year Ended December 31, 2007
1. Description of the Plan
The Comerica Incorporated Preferred Savings Plan (the Plan) is a defined contribution plan covering all eligible employees of Comerica Incorporated (the Corporation) and certain subsidiaries.
Information about the Plan agreement, participants’ investment alternatives and the vesting and benefit provisions is contained in the summary plan description captioned “Comerica Incorporated Preferred Savings Plan.” Copies of this summary plan description are available through the Corporation’s Human Resources Department.
Participants may make annual contributions to the Plan on a pre-tax basis, not to exceed the lesser of 50% of the participant’s annual compensation, or the IRS allowed maximum ($15,500, plus an additional $5,000 for participants age 50 or over, in 2007, and $15,000, plus an additional $5,000 for participants age 50 or over, in 2006).
Effective January 1, 2007, the Corporation amended the Plan and prospectively changed its core matching contribution to 100 percent of the participant’s elective contributions, not to exceed four percent of the participant’s qualified earnings (up to the current IRS compensation limit), invested based on the participant’s investment elections. Previously, the Corporation’s matches were based on a declining percentage of participant contributions, as well as a performance-based matching contribution. Under the prior plan, the matching contributions were made in the Corporation’s common stock and were restricted until the end of the calendar year.
Participants’ investments in the Corporation’s common stock, including vested corporate matching contributions, are held in an Employee Stock Ownership Plan (ESOP). Participants may elect to either reinvest the dividends in the Corporation’s common stock within the Plan or receive the dividends as cash with their regular pay.
Contributions receivable at December 31, 2006, represented amounts due from the Corporation under the performance match program, which rewarded employees through a corporate contribution to the participants’ accounts.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Participants direct the investment of their accounts among the investment funds offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Under the prior plan, the Corporation’s matching contributions were held in a restricted Comerica Incorporated Common Stock account until the end of the calendar year, when the assets held in such account became unrestricted and, therefore, eligible to be reallocated by the participants to other fund options. As a result of the Plan changes, approximately $6.3 million held in the restricted Comerica Incorporated Common Stock account at December 31, 2006 became unrestricted and therefore eligible to be reallocated by the participants to other fund options effective January 1, 2007.
Unallocated matching employer contributions resulting from employee forfeitures are retained in the Plan and used to reduce future employer contributions. Employee forfeitures during the period are included in employer contributions in the accompanying statement of changes in assets available for benefits and are primarily retained in the Comerica Incorporated Common Stock balance as of December 31, 2007. Effective January 1, 2007, participants were fully vested in employer contributions when made, therefore there were no employee forfeitures under this plan feature for participants who terminated employment subsequent to December 31, 2006.
The following table presents a summary of changes in unallocated matching employer contributions during the plan year:

Balance at January 1, 2007	$562,429
Employee forfeitures during the year	208,902
Reduction of employer contributions	(770,795)
Net depreciation in fair value of investments	(4,408)
Dividend income	5,631

Balance at December 31, 2007	$1,759

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
1. Description of the Plan (continued)
In addition, on January 1, 2007, the Corporation added a defined contribution feature to the Plan for the benefit of substantially all full-time employees hired on or after January 1, 2007. Under the defined contribution feature, the Corporation will make an annual contribution to the individual account of each eligible employee ranging from three to eight percent of annual compensation, determined based on combined age and years of service. The contributions will be invested based on employee investment elections. The employee fully vests in the defined contribution account after three years of service. The plan feature, effective January 1, 2007, requires one year of service before an employee is eligible to participate. As a result, no contributions for this plan feature were made for the year ended December 31, 2007.
The Corporation has the right to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants’ accounts become fully vested and nonforfeitable.
2. Summary of Significant Accounting Policies
The fair values of the participation units owned by the Plan in mutual and collective trust funds are based on the net asset values on the last business day of the plan year.
The fair value of investments in the Corporation’s common stock is based on the last reported sales price on the last business day of the plan year as traded on the New York Stock Exchange.
Participant loans are valued at their outstanding balances, which approximate fair value.
Administrative expenses incurred in connection with the operation of the Plan are borne by the Corporation, except for a $10 per quarter loan fee paid by participants for loans originated prior to July 1, 2004, which is reported in administrative expenses and other deductions in the accompanying statement of changes in assets available for benefits.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
3. Investments
The fair value of individual investments that represent 5% or more of the Plan assets at the end of the respective years are as follows:

	December 31,
	2007	2006

Comerica Incorporated Common Stock *	$173,626,198	$234,483,984
Comerica Stable Value Fund	126,514,374	121,069,705
Comerica S&P 500 Index Fund	117,789,023	116,840,734
William Blair International Growth Fund	57,183,066	42,568,839
Neuberger Berman Genesis Fund	43,457,727	**

*	Includes nonparticipant-directed investments at December 31, 2006

**	Less than 5%
During the year ended December 31, 2007, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended
December 31,
2007
Mutual and money market funds	$(1,622,633)
Collective trust funds	14,757,566
Comerica Incorporated Common Stock	(58,048,156)

$(44,913,223)

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
4. Nonparticipant-Directed Investments
The following information represents the restricted assets and the significant components of changes in restricted assets related to the nonparticipant-directed portion of the Comerica Incorporated Common Stock investment. Effective with the January 1, 2007 plan amendment, the Corporation’s matching contributions were invested based on the participant’s investment elections and any remaining restricted common stock account balances were transferred to unrestricted status.

December 31,
2006
Investment, at fair value:
Comerica Incorporated Common Stock	$7,069,690

Year Ended
December 31,
2007
Changes in assets:
Employee forfeitures	$(744,007)
Distributions to participants	(4,823)
Net depreciation in fair value of investments	(48,854))
Transfer of assets from restricted common stock account to unrestricted account	(6,272,006)

Decrease in assets	$(7,069,690)

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
5. Transactions With Parties-in-Interest
The following is a summary of transactions (at cost) with parties-in-interest:

	Comerica	Comerica	Comerica	Comerica	Comerica	Comerica	Comerica	Comerica	Comerica
	Incorporated	Stable Value	S&P 500 Index	Destination	Destination	Destination	Destination	Destination	Short Term
	Common Stock	Fund	Fund	Retirement Fund	2015 Fund	2025 Fund	2035 Fund	2045 Fund	Fund

Balance at December 31, 2005	$185,747,906	$107,689,247	$98,332,486	$1,715,934	$4,990,806	$2,789,623	$471,741	$317,101	$—
Purchases in 2006	37,439,783	31,179,300	12,488,210	4,098,705	5,667,575	3,947,138	2,210,403	1,857,706	398,617
Sales in 2006	(36,319,953)	(25,563,206)	(19,290,726)	(535,725)	(818,400)	(572,360)	(227,892)	(459,948)	—
Transfer to non-party in interest status	—	—	—	—	—	—	—	—	—

Balance at December 31, 2006	186,867,736	113,305,341	91,529,970	5,278,914	9,839,981	6,164,401	2,454,252	1,714,859	398,617
Purchases in 2007	44,404,720	41,899,807	14,050,121	3,124,417	6,277,630	6,339,822	3,728,548	4,233,565	134,305
Sales in 2007	(39,195,460)	(39,160,126)	(14,929,933)	(2,246,555)	(2,678,099)	(3,002,011)	(1,059,014)	(952,795)	(395,437)

Balance at December 31, 2007	$192,076,996	$116,045,022	$90,650,158	$6,156,776	$13,439,512	$9,502,212	$5,123,786	$4,995,629	$137,485

	Munder	Munder	Munder	Munder	Munder
	S&P MidCap	S&P Small Cap	Bond	Large Cap	MidCap Core
	Index Fund	Index Fund	Fund	Value Fund	Growth Fund	Total

Balance at December 31, 2005	$12,791,480	$5,200,325	$7,265,994	$26,288,770	$15,506,035	$469,107,448
Purchases in 2006	5,065,265	4,010,602	3,396,149	8,849,144	6,160,193	126,768,790
Sales in 2006	(3,654,812)	(2,242,861)	(1,900,862)	(5,089,383)	(4,390,894)	(101,067,022)
Transfer to non-party in interest status	—	—	(8,761,281)	(30,048,531)	(17,275,334)	(56,085,146)

Balance at December 31, 2006	14,201,933	6,968,066	—	—	—	438,724,070
Purchases in 2007	6,858,903	3,944,278	—	—	—	134,996,116
Sales in 2007	(3,539,440)	(2,302,221)	—	—	—	(109,461,091)

Balance at December 31, 2007	$17,521,396	$8,610,123	$—	$—	$—	$464,259,095

The Munder mutual funds are managed by Munder Capital Management, which was a consolidated subsidiary of Comerica Incorporated until December 29, 2006, when it was sold to an unaffiliated investor group.
The Munder index funds are sub-advised by World Asset Management, a consolidated subsidiary of Comerica Incorporated, and therefore continue to hold party-in-interest status at December 31, 2007.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
6. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
8. Pending Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and therefore, does not expand the use of fair value in any new circumstances. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Plan transacts. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, SFAS 157 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Plan expects to adopt the provisions of SFAS 157 for the year ended December 31, 2008. The Plan does not expect the adoption of the provisions of SFAS 157 to have a material effect on the Plan’s financial condition and results of operations.

Supplemental Schedule

Comerica Incorporated Preferred Savings Plan
EIN: #38-1998421 Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2007

		Description of Investment Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party		Collateral, Par, or Maturity Value	Cost	Value

Mutual and Money Market Funds
Munder **	*	S&P MidCap Index Fund – 1,541,392 shares	***	$16,924,487
	*	S&P Small Cap Index Fund – 549,625 shares	***	7,392,457
		Large Cap Value Fund – 2,270,288 shares	***	34,689,998
		MidCap Core Growth Fund – 996,236 shares	***	30,245,722

Neuberger Berman		Neuberger Berman Genesis Fund – 881,853 shares	***	43,457,727

Franklin/Templeton Investments		Franklin Rising Dividends Fund – 625,777 shares	***	21,088,679
		Templeton Growth Fund – 1,265,201 shares	***	30,453,393

William Blair Funds		William Blair Growth Fund – 622,217 shares	***	7,279,940
		William Blair International Growth Fund – 1,963,704 shares	***	57,183,066

Heritage Funds		Heritage Small Cap Stock Fund – 695,741 shares	***	23,022,068

Van Kampen Funds		Van Kampen Equity & Income Fund – 3,008,645 shares	***	26,596,426
		Van Kampen Government Securities – 1,624,993 shares	***	18,000,053

American Funds		The Growth Fund of America – 681,421 shares	***	23,168,307

Goldman Sachs Funds		Goldman Sachs Core Fixed Income Fund – 1,072,232 shares	***	11,294,995

Total Mutual and Money Market Funds				350,797,318

Collective Trust Funds
*Comerica Incorporated		Stable Value Fund – 11,112,178 units	***	126,514,374
		S&P 500 Index Fund – 8,737,047 units	***	117,789,023
		Destination Retirement Fund – 556,893 units	***	6,721,213
		Destination 2015 Fund – 1,198,682 units	***	14,973,464
		Destination 2025 Fund – 804,063 units	***	10,409,719
		Destination 2035 Fund – 414,534 units	***	5,523,908
		Destination 2045 Fund – 387,563 units	***	5,316,582
		Short Term Fund – 137,485 units	$137,485	137,485

Total Collective Trust Funds				287,385,768

*Comerica Incorporated		Common Stock – 3,988,656 shares	***	173,626,198

*Participant loans		Interest rate range: 6.99% to 11.74%, with various maturity dates	—	22,758,287

Total investments				$834,567,571

*	Party-in-interest

**	The Munder mutual funds are managed by Munder Capital Management, a consolidated subsidiary of Comerica Incorporated until December 29, 2006, when it was sold to an unaffiliated investor group. The Munder index funds are sub-advised by World Asset Management, a consolidated subsidiary of Comerica Incorporated, and therefore continue to hold party-in-interest status.

***	Disclosure of historical cost information is not required for participant-directed investments

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Comerica Incorporated Preferred Savings Plan
By:	/s/ Jon W. Bilstrom
Jon W. Bilstrom
Executive Vice President - Governance, Regulatory Relations and Legal Affairs Comerica Incorporated

Dated: May 23, 2008

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Accounting Firm